FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

On December 1, 2011, Postmedia Network Canada Corp. (the “registrant”) released the document listed below relating to the completed sale of daily newspapers the Times Colonist, Nanaimo Daily News and Alberni Valley Times and its community newspaper properties in British Columbia to affiliates of Glacier Media Inc. The information contained in this report on Form 6-K, including Exhibit 99.1, shall not be deemed ‘filed’ with the Securities Exchange Commission nor incorporated by reference in any registration statement filed by the registrant under the Securities Act of 1933, as amended, unless otherwise specified.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

The following exhibit is included with this report and is being furnished, not filed, and will not be incorporated into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

99.1       Press release dated December 1, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Date:	December 1, 2011		Chief Financial Officer

EXHIBIT INDEX

99.1      Press release dated December 1, 2011.